March 11, 2010

SENT VIA EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:  The Female Health Company Form 10-K for the year ended September 30, 2009
        Filed December 17, 2009
        File No. 1-13602

Dear Mr. Hartz:

The following are the responses of The Female Health Company (the "Company") to the comments in the letter of the staff of the Securities and Exchange Commission dated February 25, 2010 relating to the Company's Form 10-K for the year ended September 30, 2009 and Form 10-Q for the quarter ended December 31, 2009.  For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Form 10-K for the fiscal year ended September 30, 2009

Item 1.  Business
Strategy, page 7

Comment 1:

In future filings, please describe your relationship with Hindustan Lifecare Limited in greater detail.  Please publicly file any agreements between you and Hindustan Lifecare Limited that are material to your business.

Response to Comment No. 1:

In future filings, the Company will clarify that Hindustan Lifecare Limited (HLL) is authorized to manufacture FC2 at HLL's facility in Kochi, India for sale in India, that HLL is the Company's exclusive distributor in India and that the Company receives a royalty based on the number of units sold by HLL in India.  The Company does not believe that its relationship with HLL is material as royalties from HLL constituted less than 1% of the Company's total net revenues in fiscal 2009 and fiscal 2008.  As a result, the Company does not believe that its agreement with HLL is material to its business for purposes of Item 601 of Regulation S-K.

Government Regulation, page 10

Comment No. 2:

In future filings, please expand the discussion in the second paragraph to explain what you mean by, "FC2 received PMA as a Class III Medical Device."  In doing so, please explain what "PMA" means and explain the significance of this classification.

Response to Comment No. 2:

In future filings, the Company will expand the disclosure regarding government regulation to explain that female condoms as a group were classified by FDA as Class III medical devices in 1989.  Class III medical devices are deemed by the FDA to carry potential risks with use which must be tested prior to FDA approval, referred to as Premarket Approval (PMA), for sale in the U.S.  As FC2 is a Class III medical device, prior to selling FC2 in the U.S., the Company was required to submit a PMA application containing technical information on the use of FC2 such as pre-clinical and clinical safety and efficacy studies which were gathered together in a required format and content.  FC2 received PMA as a Class III medical device from the FDA in March 2009.

Comment No. 3:

In future filings, please expand the discussion in the third paragraph to state whether the company is in compliance with the conditions of the FDA's approval order relating to the company's sales and distribution of the FC2 products.

Response to Comment No. 3:

The conditions of the FDA's approval order relate to product labeling, including information on the package itself and instructions for use called a "package insert" which accompanies each product.  In future filings, the Company will expand the disclosure regarding government regulation to discuss these conditions and the Company's compliance with the conditions.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Liquidity and Sources of Capital, page 24

Comment No. 4:

We note your statement on page 25 that you believe your "current cash position is adequate to fund operations...in the near future."  In future filings, please expand your liquidity discussion to address liquidity on both a long-term and short-term basis.  To the extent you can do so, when providing guidance about your liquidity please use more precise periods (e.g., the next 12 months) rather than terms like "in the near future," whose meaning is less clear.  Please refer to Item 303(a)(1) of Regulation S-K and Instruction 5 thereto.

Response to Comment No. 4:

In future filings, to the extent it can do so, the Company will provide guidance about its liquidity for precise periods, such as the next 12 months.

Comment No. 5:

We note that you have two revolving notes with Heartland Bank.  Please revise future filings to discuss the terms and conditions of any significant covenants you are subject to under these notes.  In addition, if you are subject to financial covenants, please revise future annual and quarterly filings to present, for the most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts required at each reporting date.  Such a presentation may allow investors to more easily assess and understand your current status and future ability to meet your covenants.  See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350.

Response to Comment No. 5:

The Company's credit agreement with Heartland Bank does not contain any financial covenants that require compliance with ratios or amounts.  The line of credit consists of a revolving note for up to $500,000 with borrowings limited to 50% of eligible accounts receivable and a revolving note for up to $1,000,000 with borrowings limited to the amount of supporting letters of credit issued by The World Bank or another issuer of equivalent credit quality approved by the Bank.  Significant restrictive covenants include prohibitions on any merger, consolidation or sale of all or a substantial portion of the Company's assets and limits on the payment of dividends or the repurchase of shares.  Dividends and share repurchases are permitted as long as after giving effect to the dividend or share repurchase the Company has at least $1,000,000 of available cash and a ratio of total liabilities to total stockholders' equity of at least 1:1.  In future filings of periodic reports, the Company will expand the disclosure regarding the revolving notes with Heartland Bank to describe these limits on borrowings and the significant restrictive covenants.

Note 1.  Nature of Business and Significant Accounting Policies, page F-7
Accounts receivable and concentration of credit risk, page F-7

Comment No. 6:

Please revise future filings to disclose the percentages of sales to significant customers for each period presented.  Reference Item 101 of Regulation S-K and ASC 280-10-50-42.

Response to Comment No. 6:

In future filings, the Company will identify significant customers (defined as those customers representing greater than 10% of net revenues) and disclose the percentage of sales to each such significant customer for each year presented.

Note 6 – Income Taxes, page F-14

Comment No. 7:

With a view toward future disclosure, please provide us a more specific and comprehensive explanation of how you determined changes in your tax valuation allowance during each period presented.  Separately address your ability to utilize U.S. and foreign carry-forwards.

Response to Comment No. 7

We complete a detailed analysis of our deferred income tax valuation allowances on an annual basis or more frequently if information comes to our attention that would indicate that a revision to our estimates is necessary.  In evaluating the Company's ability to realize its deferred tax assets, management considers all available positive and negative evidence on a country by country basis, including past operating results and forecast of future taxable income.  In determining future taxable income, management makes assumptions to forecast U.S. federal and state, U.K. and Malaysia operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies.  These assumptions require significant judgment regarding the forecasts of the future taxable income in each tax jurisdiction, and are consistent with the forecasts used to manage the Company's business.  It should be noted that the Company realized significant losses through 2005 on a consolidated basis.  The Company has a history of taxable income for three consecutive years in the U.K. and two consecutive years in the U.S., which was used to determine the amount of time we can reasonably expect to generate taxable income in the future.  In our analysis to determine the amount of the deferred tax asset to recognize, we projected future taxable income for the subsequent two years for each tax. There is a full valuation allowance on the Malaysia deferred tax asset, as there is not sufficient history of taxable income in that tax jurisdiction.

As of September 30, 2009, the Company had federal and state net operating loss carryforwards of approximately $37,393,000 and $28,224,000, respectively, for income tax purposes expiring in years 2010 to 2028.  The Company's U.K. subsidiary has U.K. net operating loss carryforwards of approximately $68,790,000 as of September 30, 2009 which can be carried forward indefinitely to be used to offset future U.K. taxable income. The Company's Malaysian subsidiary has net operating loss carryforwards of approximately $352,000 as of September 30, 2009 which can be carried forward indefinitely to be used to offset future Malaysian taxable income.  With the increasing demand for and profitability of the FC2 female condom, the Company expects utilization of its net operating losses in both the U.K. and the U.S. will continue.  However, because some of the U.S. federal tax losses have a net loss carryforward limitation of fifteen years, it is possible that some of the Company's early losses carried forward in the U.S. will not be fully utilized.  The U.K. net operating losses do not expire.  The losses incurred in Malaysia are related to the recent start-up and are expected to be utilized over the next several years.

Note 13 – Restructuring Costs, page F-23
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Comment No. 8:

With a view toward future disclosure, please provide us a more specific and comprehensive discussion of the nature of your restructuring costs.  In this regard, please clarify your "redundancy" and "other expenses."  Reference ASC 420-10-50.  Also, please explain to us how you determined the appropriate time period to accrue the restructuring costs that you recorded in FY 2009 and FY 2010.

Response to Comment No. 8:

To properly identify and recognize the restructuring costs related to manufacturing cessation at its U.K. subsidiary, the Company followed the guidance of Accounting Standards Codification Topic 420, which addresses financial accounting and reporting for costs associated with exit or disposal activities.  In connection with the transition from FC1, the Company's first generation Female Condom which was manufactured in its U.K. facility, to FC2, which is manufactured in Malaysia, the Company's customers began switching their orders from FC1 to FC2.  In August 2009, the Company announced to its U.K. employees the start of an evaluation process regarding the future of the U.K. manufacturing facility.  That process, required by British labor laws, is one in which management and labor representatives work together to determine whether a viable alternative for the manufacturing facility can be identified.  In September 2009, the process concluded when management and the labor representatives were unable to identify a viable alternative.  In late September, production employees were notified of the redundancy (plan to terminate their employment) and of the one-time termination payments due them, a total of $1,116,911.  Manufacturing ceased in mid-October.  Following manufacturing cessation, production employees were no longer required to report for work. In compliance with British labor law, the termination payments were made in late November 2009.  The liability for the termination payments was properly recognized at the communication date (in September 2009), in accordance with ASC 420-10-25-4.  Other related costs were as follows:

Consulting costs	$ 104,247
Inventory write-downs	94,125
Other facility exit costs	181,340
Total	$ 379,713

These other related costs fall under the scope of other associated costs of an exit activity, as suggested by the Interpretive Response in Staff Accounting Bulletin Topic 5(P)(4), including footnote 17. These costs were recognized in the period in which the related cost was incurred in accordance with ASC 420-10-25-15.

Normal manufacturing and distribution costs, including materials, labor and overhead, related to the production and selling of product through the cessation date are not a component of the one-time termination payments and were accounted for when incurred rather than included in the restructuring accrual as of September 30, 2009.

Following the decision to cease manufacturing at the U.K. manufacturing facility, the Company negotiated an exit from the lease of the U.K. manufacturing facility during the first quarter of fiscal 2010.  The exit took the form of the replacement of the old long-term lease with a new short-term lease in November 2009.  Costs included exit fees, consulting regarding the lease exit and negotiation, costs related to the loss of economic benefit offset by proportionate recognition of deferred gain on original sale/leaseback of facility and estimated dilapidation (removal of leasehold improvements) expense.

Lease exit fees and estimated dilapidation costs, both of which are terms of the new lease, were recognized upon its execution in November 2009.  As 82% of the leased space is unused and provides no economic benefit following the cessation of manufacturing, the lease cost of the unused space was recognized immediately upon the date use ceased.  Recognition of lost economic benefit is required under the guidance of Accounting Standards Codification Topic 420-10-25-11 through 420-10-25-13.

We followed the disclosure guidance provided in ASC 420-10-50-1(a)-(e).  Paragraphs 50-1(d) and 50-1(e) are not applicable to our disclosure because the Company has a single reporting segment and there were no unrecognized liabilities because the fair value could not be reasonably estimated.

Item 15.  Exhibits and Financial Statement Schedules, page 43

Comment No. 9:

We note from your disclosure in the Management's Discussion and Analysis section that your Heartland Bank credit facility represents a potentially important external source of liquidity for you.  Please tell us why you have not filed this credit facility as an exhibit to your annual report on Form 10-K.  Please note that if this credit facility is a material contract for purposes of Item 601(b)(10) of Regulation S-K, you should file the credit facility, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Response to Comment No. 9:

The Company has not previously filed its credit agreement as an exhibit as it has not historically had borrowings under its line of credit.  However, given that the facility is available for future liquidity needs, the Company will file the credit agreement, including all amendments, schedules and exhibits, as a material contract for purposes of Item 601(b)(10) with its next periodic report.

Exhibit 31.1 and Exhibit 31.2

Comment No. 10:

We note that you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in each of the two certifications required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.  In future filings, please use the exact form of the certification specified in Item 601(b)(31) of Regulation S-K.  Please refrain from deleting the aforementioned language or making other un-permitted changes to the form of the certification.  Generally, the only text within the form of the certification that may be changed is text that is contained within brackets in the form.

Response to Comment No. 10:

The Company had already revised its certifications required by Rule 13a-14(a) to include the parenthetical phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) in its Form 10-Q for the quarter ended December 31, 2009, and will continue to include the parenthetical phrase in future filings.

Form 10-Q for the quarterly period ended December 31, 2009

Note 1 – Basis of Presentation, Foreign Currency and Change in Functional Currency, page 8

Comment No. 11:

We note that you have adopted the U.S. dollar as your functional currency for all of your subsidiaries.  Please provide us a specific and comprehensive discussion regarding the changed facts and circumstances, including how you considered each salient economic factor, in determining the U.S. dollar is the appropriate functional currency.  Reference ASC 830-10-55-3.

Response to Comment No. 11:

In accordance with ASC 830-10-55-3, we considered various economic factors, both individually and collectively in determining the functional currency.  Historically, the Company's manufacturing operations were based in the U.K. and the Company had one product, FC1.  The majority of FC1 contracts were denominated in British pounds sterling (GBP), and through fiscal 2009, its material, labor, and overhead costs were all denominated in GBP. The Company's Malaysia subsidiary was formed to manufacture the Company's second generation product, FC2, for its parent (the Company's U.K. subsidiary) and for the U.K. subsidiary's U.S. parent (the Company).

We referred to ASC 830-10-55-5 for guidance on the economic factors which should be considered when determining the functional currency of an entity. The salient economic factors considered are as follows:

a.  Cash flow indicators

The subsidiaries are an extension of the U.S. parent, and therefore, cash flows related to the foreign entity's individual assets and liabilities directly affect the parent's cash flows currently and are readily available for remittance to the parent entity.

b.  Sales price indicators

FC2 contracts are all denominated in U.S. dollars (USD) and all revenues are denominated in USD.  Once FC1 manufacturing ceased in the U.K. in the first quarter of fiscal 2010, sales are no longer denominated in a foreign currency since pricing is managed globally at the parent level.

c.  Sales market indicators

The Malaysia subsidiary is essentially a contract-manufacturer for its U.K. parent and the Company.  All of the Malaysia entity's sales are intercompany sales to the U.K. parent entity or the U.S. parent entity. All sales to third party customers are negotiated by the parent entities and are denominated in USD.

d.  Expense indicators

Now that the manufacturing has ceased in the U.K., the only substantial costs associated with the U.K. entity are occupancy expenses and the salaries for the remaining U.K. personnel.  The U.K. parent entity makes all production decisions and communicates that to the Malaysia personnel.  The majority of the direct manufacturing personnel in Malaysia are not employees but rather laborers contracted through a local agency. The Company has recently arranged with the majority of the Malaysia subsidiary's component suppliers to denominate those purchases and payments in USD, as allowed by a 2008 change in Malaysian law.

e.  Financing indicators

The subsidiaries do not have financing arrangements.  Financing requirements are funded by operations and intercompany arrangements. If any additional financing were needed to fund the operations of the subsidiaries, financing would be provided by the parent company in the U.S.  The parent company in the U.S. has no outstanding borrowings on its credit facility.

f.  Intercompany transactions and arrangements indicators

The subsidiaries are extensions of the U.S. parent and substantially all cash flows are managed on an intercompany basis through working capital advances.   Intercompany trade accounts are settled on a current basis and denominated in USD.   There are currently no long-term intercompany loans or other arrangements to consider for foreign currency effects over the long-term.

The USD is the currency with the most significant influence and is, therefore, the functional currency of all consolidated entities. There were significant changes in facts and circumstances in the current period which prompted this change in functional currency for the U.K. and Malaysia subsidiaries.

Note 10 – FC1/FC2 Transition – Restructuring Costs, page 15

Comment No. 12:

With a view toward future disclosure, please provide us a more specific and comprehensive explanation of how you determined the amount of the excess capacity costs and the amount of the dilapidation and related expenses disclosed on page 17.

Response to Comment No. 12:

To calculate the economic benefit of the U.K. lease lost when manufacturing ceased, the square footage previously utilized by manufacturing activities was identified.  That space was 82% of the usable total.  So, total lease costs for the period beginning when manufacturing ended and ending when the lease is terminated was multiplied by 82% to arrive at the $605,025 cost of excess capacity.  This calculation reflects the guidance of Accounting Standards Codification Topic 420-10-25-11 through 420-10-25-13, which addresses financial accounting and reporting for costs associated with exit or disposal activities.

The estimated cost for dilapidation and related expenses was estimated based on bids from independent contractors to provide the services necessary to rid the premises of leasehold improvements, as is required by the lease terms.

MD&A, Results of Operations, page 29

Comment No. 13:

Please revise future annual and quarterly filings to quantify the impact of factors such as volume, pricing and raw material costs on your results, where practicable.  For example, please disclose and discuss changes in volumes sold, average selling prices per unit and average cost of sales per unit for each period presented.

Response to Comment No. 13:

In future filings of periodic reports, the Company will quantify the impact of raw material costs and other factors to the extent they materially affect the Company's results of operations for the applicable year.  In connection with the discussion of changes in the Company's net revenues between the periods covered in Management's Discussion and Analysis, the Company will disclose the percentage change in average sales price per unit and the percentage change in the number of units shipped between periods.

* * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (312) 595-9742 if you have any questions on any of the responses to your comments.

Best regards,
The Female Health Company

/s/ Donna Felch

Donna Felch
Vice President and Chief Financial Officer